Contact

voodoo@gmail.com

www.linkedin.com/in/andrewchen
(LinkedIn)

andrewchen.com (Blog)

Andrew Chen

a16z
San Francisco Bay Area

Summary

More info
- Newsletter: http://andrewchen.com
- Book: http://coldstart.com

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Experience

Andreessen Horowitz
General Partner
2018 - Present (5 years)
San Francisco Bay Area

GAMES FUND ONE. Investing in game studios, AI tools/platforms, 3D infra, and the future of the games industry

https://a16z.gg/

HarperCollins Publishers
Author, The Cold Start Problem
December 2018 - December 2021 (3 years 1 month)

The Cold Start Problem launched in 2021 as a top 50 bestselling audiobook and top 500 seller on Amazon. Featured in Financial Times, Forbes, CNBC, the Tim Ferris podcast, and more.

https://coldstart.com

Uber
Growth
2015 - 2018 (3 years)
San Francisco Bay Area

I led Uber's Rider Growth product teams! (Plus tours of duty on NACS, driver growth, growth platform, etc.) #superpumpedness

Stealth Startup
Founder
September 2009 - September 2014 (5 years 1 month)

Palo Alto, CA

Co-founded consumer startup that raised seed/A from Horowitz Andreessen Angel Fund, Mitch Kapor, Index Ventures, Ignition Partners, Tom Bedecarre/ WPP Ventures and others.

Team soft-landed at Uber after building and launching fast-growing consumer apps with multiple viral loops with k-factor>1 resulting in 10s of millions of active users, growing on AOL IM, Facebook, and Android platforms

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Education

University of Washington

Bachelor of Science - BS, Applied Mathematics